EXHIBIT (a)(7)

ARRIS Stock Option Exchange Overview July 2003

Definitions What is a stock option A right to buy (or sell) a fixed amount of a given stock at a specific price within a limited period of time. What is restricted stock Stock which was not registered under the Securities Act of 1933. Stock purchased through a company's stock option plan or a private placement will be unregistered. The purchaser will sign a letter a letter agreeing that the purchase is for investment and not a short-swing profit. The holding period for restricted stock is one year. Sale of the stock is covered under Rule 144.

Who Can Participate in the Exchange An active employee on the exchange date & holding "eligible options" Eligible options were granted under stock incentive plans from 1993 to 2001* Must exchange all options Exchange deadline of midnight 7/25/03 Atlanta GA time Shares subject to forfeiture and restrictions until vested Please read carefully the Offer to Exchange dated June 27, 2003.

Exchange Ratio Was determined by the common stock closing price over the 10 consecutive trading days prior to commencement of Exchange Program Please read carefully the Offer to Exchange dated June 27, 2003. Class A Option: 2.75 to 1 Class B Option: 3.00 to 1 Class C Option: 3.00 to 1

Vesting of Restricted Stock 25% per year on the anniversary of exchange date 100% vested due to death or termination of employment due to disability 25% vested if terminated without cause before the first vesting date Please read carefully the Offer to Exchange dated June 27, 2003.

How to Tender Options Intranet: http://intranet.arrisi.com/depts/hr May be the easiest form Fax: properly completed election forms to Bob Halbert, VP HR 678-473-8198 Mail: ARRIS Group, Inc. HR Dept 11450 Technology Circle, Duluth, GA 30097 Attn: Bob Halbert, VP Human Resources Please read carefully the Offer to Exchange dated June 27, 2003.